UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2023 Results and Declares Dividend,” dated May 2, 2023.

Exhibit

99.1 Press Release dated May 2, 2023

Textainer Group Holdings Limited

Reports First-Quarter 2023 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – May 2, 2023 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the first-quarter ended March 31, 2023.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q1 2023	Q4 2022	Q1 2022
Total lease rental income	$194,901	$202,912	$198,718
Gain on sale of owned fleet containers, net	$9,548	$15,033	$15,913
Income from operations	$100,379	$111,544	$114,716
Net income attributable to common shareholders	$53,626	$61,854	$72,705
Net income attributable to common shareholders per diluted common share	$1.22	$1.38	$1.47
Adjusted net income (1)	$53,624	$61,993	$72,869
Adjusted net income per diluted common share (1)	$1.22	$1.38	$1.48
Adjusted EBITDA (1)	$166,985	$179,464	$182,317
Average fleet utilization (2)	98.8%	99.0%	99.7%
Total fleet size at end of period (TEU) (3)	4,375,474	4,425,300	4,402,158
Owned percentage of total fleet at end of period	93.7%	93.6%	93.0%

(1)
Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)
Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.
(3)
TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•
Net income of $53.6 million for the first quarter, or $1.22 per diluted common share, as compared to $61.9 million, or $1.38 per diluted common share, for the fourth quarter of 2022;
•
Adjusted EBITDA of $167.0 million for the first quarter, as compared to $179.5 million for the fourth quarter of 2022;
•
Average and current utilization rate for the first quarter of 98.8%;
•
Repurchased 1,266,182 common shares at an average price of $32.82 per share during the first quarter and the remaining available authority under the share repurchase program totaled $81 million as of the end of the first quarter;
•
Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on June 15, 2023, to holders of record as of June 2, 2023; and
•
Textainer’s board of directors approved and declared a $0.30 per common share cash dividend, payable on June 15, 2023 to holders of record as of June 2, 2023.

“We are very pleased with our continued elevated utilization rate and resilient lease rental income in this traditionally slower part of the year. For the quarter, lease rental income was $195 million, despite two fewer billing days. Adjusted EBITDA was $167 million, and adjusted net income was $54 million, or $1.22 per diluted share, resulting in an annualized ROE of 13%,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“Following two years of surging container demand and significant fleet expansion, we are now experiencing a healthy consolidation phase with limited new container production. We have instead been focusing on optimizing capital allocation and operational efficiency, with a particular focus on lease renewals and disposal of older sales age containers. As a result, our utilization rate remains very firm at 98.8% as of today, and will remain elevated for the coming quarters, ensuring stable cash flows are available to optimize our balance sheet and continue to return capital to shareholders.”

“We remain optimistic that the market environment will start showing positive momentum as we approach the traditional summer peak season. Resale prices for older containers have now stabilized, which will continue to provide normalized earnings support. Additionally, we believe that the current drop in cargo volume, which has largely been driven by management of inventory levels, will soon correct itself and lead to higher cargo volumes over the coming months.”

“In the meantime, we continue to focus on long-term shareholder value creation with our capital allocation program and solid net income generation continuing to grow our book value per common share. In addition to de-leveraging, we repurchased a total of 1.3 million shares for the quarter, or approximately 3% of our outstanding common shares as of the beginning of the year. Since commencing our share repurchase program in September of 2019, we have repurchased 16.9 million shares or 30% of the then outstanding common shares,” concluded Ghesquiere.

First-Quarter Results

Total lease rental income for the quarter decreased $8.0 million from the fourth quarter of 2022 due to two fewer billing days in the current quarter and fleet attrition.

Gain on sale of owned fleet containers, net for the quarter decreased $5.5 million from the fourth quarter of 2022 due to a reduction in average gain per container sold and slightly lower sales volumes. While resale prices have remained stable, the fourth quarter benefited from higher prices at the start of that quarter.

Direct container expense – owned fleet for the quarter decreased $0.9 million from the fourth quarter of 2022, primarily due to lower maintenance and handling expense from two fewer days in the current quarter, partially offset by a slight increase in storage expense.

Depreciation and amortization for the quarter decreased by $2.3 million from the fourth quarter of 2022, primarily due to two fewer days in the current quarter.

General and administrative expense for the quarter increased $1.2 million from the fourth quarter of 2022, primarily due to higher compensation and benefit costs.

Interest expense for the quarter decreased $1.0 million from the fourth quarter of 2022, primarily driven by two fewer days in the current quarter and a decrease in the average debt balance, partially offset by an increase in our average effective interest rate.

Other, net for the quarter increased $1.4 million from the fourth quarter of 2022, primarily related to the higher interest income and revaluation of cash balances which are denominated in currencies other than our functional currency.

Conference Call and Webcast

A conference call to discuss the financial results for the first quarter of 2023 will be held at 11:00 am Eastern Time on Tuesday, May 2, 2023. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) As a result, our utilization rate remains very firm at 98.8% as of today, and will remain elevated for the coming quarters, ensuring stable cash flows are available to optimize our balance sheet and continue to return capital to shareholders; (ii) We remain optimistic that the market environment will start showing positive momentum as we approach the traditional summer peak season; (iii) Resale prices for older containers have now stabilized, which will continue to provide normalized earnings support; (iv) Additionally, we believe that the current drop in cargo volume, which has largely been driven by management of inventory levels, will soon correct itself and lead to higher cargo volumes over the coming months; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenues:
Operating leases - owned fleet	$145,324	$151,492
Operating leases - managed fleet	11,110	12,641
Finance leases and container leaseback financing receivable - owned fleet	38,467	34,585
Total lease rental income	194,901	198,718

Management fees - non-leasing	744	532

Trading container sales proceeds	3,966	7,618
Cost of trading containers sold	(4,121)	(6,756)
Trading container margin	(155)	862

Gain on sale of owned fleet containers, net	9,548	15,913

Operating expenses:
Direct container expense - owned fleet	10,043	5,519
Distribution expense to managed fleet container investors	9,925	11,173
Depreciation and amortization	71,838	72,493
General and administrative expense	13,119	11,527
Bad debt (recovery) expense , net	(305)	477
Container lessee default expense, net	39	120
Total operating expenses	104,659	101,309
Income from operations	100,379	114,716
Other (expense) income:
Interest expense	(42,130)	(35,309)
Other, net	1,822	(94)
Net other expense	(40,308)	(35,403)
Income before income taxes	60,071	79,313
Income tax expense	(1,476)	(1,639)
Net income	58,595	77,674
Less: Dividends on preferred shares	4,969	4,969
Net income attributable to common shareholders	$53,626	$72,705
Net income attributable to common shareholders per share:
Basic	$1.24	$1.50
Diluted	$1.22	$1.47
Weighted average shares outstanding (in thousands):
Basic	43,115	48,403
Diluted	43,850	49,303

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$142,598	$164,818
Marketable securities	755	1,411
Accounts receivable, net of allowance of $1,716 and $1,582, respectively	116,960	114,805
Net investment in finance leases, net of allowance of $190 and $252, respectively	130,381	130,913
Container leaseback financing receivable, net of allowance of $47 and $62, respectively	54,710	53,652
Trading containers	6,115	4,848
Containers held for sale	37,368	31,637
Prepaid expenses and other current assets	18,028	16,703
Due from affiliates, net	2,867	2,758
Total current assets	509,782	521,545
Restricted cash	102,011	102,591
Containers, net of accumulated depreciation of $2,062,674 and $2,029,667, respectively	4,256,456	4,365,124
Net investment in finance leases, net of allowance of $735 and $1,027 respectively	1,657,127	1,689,123
Container leaseback financing receivable, net of allowance of $27 and $52, respectively	757,003	770,980
Derivative instruments	124,151	149,244
Deferred taxes	1,163	1,135
Other assets	12,644	13,492
Total assets	$7,420,337	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$20,235	$24,160
Container contracts payable	1,817	6,648
Other liabilities	5,203	5,060
Due to container investors, net	15,518	16,132
Debt, net of unamortized costs of $7,781 and $7,938, respectively	394,186	377,898
Total current liabilities	436,959	429,898
Debt, net of unamortized costs of $24,762 and $26,946, respectively	4,950,036	5,127,021
Derivative instruments	4,885	—
Income tax payable	13,483	13,196
Deferred taxes	14,276	13,105
Other liabilities	32,322	33,725
Total liabilities	5,451,961	5,616,945
Equity:
Textainer Group Holdings Limited shareholders' equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,970,152 shares issued and 42,395,343 shares outstanding at 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at 2022	600	599
Treasury shares, at cost, 17,574,809 and 16,308,627 shares, respectively	(379,210)	(337,551)
Additional paid-in capital	444,751	442,154
Accumulated other comprehensive income	117,737	147,350
Retained earnings	1,484,498	1,443,737
Total shareholders’ equity	1,968,376	1,996,289
Total liabilities and shareholders' equity	$7,420,337	$7,613,234

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	$58,595	$77,674
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,838	72,493
Bad debt (recovery) expense, net	(305)	477
Amortization of unamortized debt issuance costs and accretion of bond discounts	2,344	2,615
Gain on sale of owned fleet containers, net	(9,548)	(15,913)
Share-based compensation expense	2,261	1,727
Changes in operating assets and liabilities	27,056	48,886
Total adjustments	93,646	110,285
Net cash provided by operating activities	152,241	187,959
Cash flows from investing activities:
Purchase of containers	(7,775)	(204,445)
Payment on container leaseback financing receivable	—	(303,894)
Proceeds from sale of containers	41,908	29,656
Receipt of principal payments on container leaseback financing receivable	13,156	7,444
Other	5	(2,031)
Net cash provided by (used in) investing activities	47,294	(473,270)
Cash flows from financing activities:
Proceeds from debt	—	482,100
Payments on debt	(163,041)	(149,262)
Principal repayments on container leaseback financing liability, net	(204)	(200)
Purchase of treasury shares	(41,659)	(36,409)
Issuance of common shares upon exercise of share options	337	3,906
Dividends paid on common shares	(12,865)	(12,054)
Dividends paid on preferred shares	(4,969)	(4,969)
Net cash (used in) provided by financing activities	(222,401)	283,112
Effect of exchange rate changes	66	(56)
Net change in cash, cash equivalents and restricted cash	(22,800)	(2,255)
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the period	$244,609	$280,317

Supplemental disclosures of cash flow information:
Interest paid	$39,475	$32,266
Income taxes paid	$3	$140
Receipt of payments on finance leases, net of income earned	$33,142	$53,132
Supplemental disclosures of noncash investing activities:
Decrease in accrued container purchases	$4,831	$10,913
Containers placed in finance leases	$736	$57,361

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding unrealized (loss) gain on marketable securities and the related impacts on income taxes. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three months ended March 31, 2023, December 31, 2022 and March 31, 2022.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•
They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
They do not reflect changes in, or cash requirements for, working capital needs;
•
Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•
Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;
•
They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,
	March 31, 2023	December 31, 2022	March 31, 2022
	(Dollars in thousands,
	except per share amounts)
	(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$53,626	$61,854	$72,705
Adjustments:
Unrealized (gain) loss on marketable securities, net	(3)	176	207
Impact of reconciling items on income tax	1	(37)	(43)
Adjusted net income	$53,624	$61,993	$72,869

Adjusted net income per diluted common share	$1.22	$1.38	$1.48

	Three Months Ended,
	March 31, 2023	December 31, 2022	March 31, 2022
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$53,626	$61,854	$72,705
Adjustments:
Interest income	(2,082)	(1,818)	(36)
Interest expense	42,130	43,105	35,309
Unrealized (gain) loss on marketable securities, net	(3)	176	207
Income tax expense	1,476	2,007	1,639
Depreciation and amortization	71,838	74,140	72,493
Adjusted EBITDA	$166,985	$179,464	$182,317

	Three Months Ended,
	March 31, 2023	December 31, 2022	March 31, 2022
	(Dollars in thousands,
	except per share amount)
	(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$53,626	$61,854	$72,705
Adjustments:
	—	—	—
Headline earnings	$53,626	$61,854	$72,705

Headline earnings per basic common share	$1.24	$1.40	$1.50
Headline earnings per diluted common share	$1.22	$1.38	$1.47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2023

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer